Exhibit (a)(1)(A)

COMPANY NOTICE

To the Holders of

CARRIZO OIL & GAS, INC.

4.375% Convertible Senior Notes due 2028

CUSIP 144577 AA1*

Reference is hereby made to the Indenture dated as of May 28, 2008 between Carrizo Oil & Gas, Inc. (the “Company”), the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated as of May 28, 2008, between the Company and the Trustee, and as further supplemented, up to and including, the Fourteenth Supplemental Indenture thereto dated as of November 6, 2012, between the Company, the subsidiary guarantors named therein (the “Guarantors”) and the Trustee (as so supplemented, the “Indenture”), pursuant to which the 4.375% Convertible Senior Notes due 2028 of the Company (the “Notes”) were issued and pursuant to which the Notes were subsequently guaranteed by the Guarantors.

In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, the Repurchase Date as defined below (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date. As a result, we expect there will be no accrued and unpaid interest due as part of the Repurchase Price. Holders may surrender their Notes at any time during the period beginning on May 3, 2013 and expiring at 5:00 p.m., New York City time, on June 1, 2013. This Company Notice is being sent pursuant to the provisions of Section 13.02 of the Indenture.

To accept the Offer by the Company to purchase the Notes and receive payment of the Repurchase Price, you must validly surrender the Notes and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Notes and the Repurchase Notice) before 5:00 p.m., New York City time, on June 1, 2013 (the “Repurchase Date”). Notes surrendered for purchase may be withdrawn at any time before the Repurchase Date. The right of holders to surrender Notes for purchase in the Offer expires at 5:00 p.m., New York City time, on the Repurchase Date.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The name and address of the Trustee, as Paying Agent, is as follows:

By Registered & Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:

WELLS FARGO BANK, N.A.

12th Floor - Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55402

Dated: May 3, 2013	WELLS FARGO BANK, NATIONAL ASSOCIATION, TRUSTEE on behalf of Carrizo Oil & Gas, Inc.

NOTICE:

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

*	No representation is made as to the correctness of such number either as printed on the Notes or as contained in this notice, and reliance may be placed only on the other identification printed on the Notes.

TABLE OF CONTENTS

SUMMARY TERM SHEET			1
IMPORTANT INFORMATION CONCERNING THE OFFER			3
1.		Information Concerning the Company	3
2.		Information Concerning the Notes	4
	2.1.	The Company’s Obligation to Purchase the Notes	4
	2.2.	Repurchase Price	4
	2.3.	Conversion Rights of Notes	5
	2.4.	Market for the Notes and the Shares of the Company	5
	2.5.	Redemption	6
	2.6.	Fundamental Change	6
	2.7.	Ranking	6
3.		Procedures to be Followed by Holders Electing to Surrender Notes for Purchase	6
	3.1.	Method of Delivery	6
	3.2.	Repurchase Notice	7
	3.3.	Delivery of Notes	7
4.		Right of Withdrawal	8
5.		Payment for Surrendered Notes	8
6.		Notes Acquired	8
7.		Plans or Proposals of the Company	8
8.		Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes	9
9.		Purchases of Notes by the Company and its Affiliates	9
10.		Material United States Federal Income Tax Considerations	10
11.		Additional Information	14
12.		No Solicitation	14
13.		Definitions	14
14.		Conflicts	14

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my Notes?

Carrizo Oil & Gas, Inc., a Texas corporation, is offering to purchase all outstanding 4.375% Convertible Senior Notes due 2028 issued by it that are surrendered for purchase at the option of the holder thereof. As of May 2, 2013, there was approximately $73.8 million aggregate principal amount of Notes outstanding.

•	Why is the Company making the Offer?

The Company is required to make the Offer under the terms of the Indenture and the Notes.

•	How much is the Company offering to pay?

Under the terms of the Indenture and the Notes, the Company will pay, in cash, a Repurchase Price of $1,000 per $1,000 principal amount of the Notes plus accrued and unpaid interest up to but excluding the Repurchase Date with respect to any and all Notes validly surrendered for purchase and not withdrawn. However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date. As a result, we expect there will be no accrued and unpaid interest due as part of the Repurchase Price.

•	What is the form of payment?

Under the terms of the Indenture, the Company must pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn.

•	Are the Notes convertible into shares?

The Notes are convertible in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these circumstances have not been satisfied. As of May 2, 2013, the conversion rate of the Notes was 9.9936, equivalent to a conversion price per share of approximately $100.06. This conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur on or before June 1, 2013, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. Holders are urged to obtain, to the extent available, current market quotations for the Notes prior to making any decision with respect to the Offer.

•	What does the board of directors of the Company think of the Offer?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for purchase. You must make your own decision whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

•	When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on June 1, 2013. The Company does not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws.

•	What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, that purchase will not be subject to any other conditions.

•	How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to Wells Fargo Bank, National Association, as Paying Agent, no later than 5:00 p.m., New York City time, on June 1, 2013, as described below. Holders that surrender through DTC need not submit a physical repurchase notice to the paying agent if such holders comply with the transmittal procedures of DTC.

•

A holder whose Notes are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

•

A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the holder’s behalf.

•

A holder who is a DTC participant should surrender its Notes electronically through DTC’s Automated Tenders over the Participant Terminal System (“ATOP”), subject to the terms and procedures of that system.

•	If I surrender, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes immediately upon expiration of the Offer. The Company will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on June 3, 2013, an amount of cash sufficient to pay the aggregate Repurchase Price for all Notes that have been validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders in accordance with the terms of the Indenture and the Notes. The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of June 3, 2013 and the time of surrender of such Notes to the Paying Agent.

•	Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., New York City time, on June 1, 2013.

•	How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must deliver an executed written notice of withdrawal, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on June 1, 2013. Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such holders comply with the withdrawal procedures of DTC.

•	Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice to the Paying Agent or surrender your Notes electronically through ATOP before the expiration of the Offer, the Company will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.

•	If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or in integral multiples of $1,000.

•	If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert the Notes in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these circumstances have not been satisfied.

•	What are the U.S. federal income tax consequences of surrendering my Notes?

You may be subject to U.S. federal income taxation upon the receipt of cash in exchange for the Notes surrendered by you pursuant to the Offer. See Section 10 for additional information. You should consult with your own tax advisor regarding the actual tax consequences to you.

•	Who is the Paying Agent?

Wells Fargo Bank, National Association, the trustee for the Notes, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to Wells Fargo Bank, National Association at 1 (800) 344-5128.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.	Information Concerning the Company.

Carrizo Oil & Gas, Inc.

Carrizo Oil & Gas, Inc. is a Houston-based independent energy company which, together with its subsidiaries, is actively engaged in the exploration, development, and production of oil and gas primarily from resource plays located in the United States. The Company’s current operations are principally focused in proven, producing oil and gas plays primarily in the Eagle Ford Shale in South Texas, the Niobrara Formation in Colorado, the Marcellus Shale in Pennsylvania, the Barnett Shale in North Texas, and the Utica Shale in Ohio.

The Company’s principal executive offices are located at 500 Dallas Street, Suite 2300, Houston, Texas 77002, and its telephone number at that address is (713) 328-1000. The Company’s shares are listed on the NASDAQ under the symbol “CRZO.”

2.	Information Concerning the Notes.

The Company issued the Notes under an Indenture dated as of May 28, 2008 between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated as of May 28, 2008, between the Company and the Trustee, and as further supplemented, up to and including, the Fourteenth Supplemental Indenture thereto dated as of November 6, 2012, between the Company, the Guarantors and the Trustee. The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008 to the prospectus dated May 21, 2008 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein. Under the terms of the Indenture, the Guarantors fully and unconditionally guaranteed the obligations of the Company under the Indenture.

2.1.	The Company’s Obligation to Purchase the Notes.

Under the terms of the Notes, each holder of the Notes may require the Company to purchase all or a portion of the holder’s Notes validly surrendered for purchase and not withdrawn on June 1, 2013 (the “Repurchase Date”).

The Offer expires at 5:00 p.m., New York City time, on June 1, 2013. The Company does not plan to extend the period holders of Notes have to accept the Offer unless required to do so by federal securities laws. If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

Assuming no Event of Default (as defined in the Indenture) has occurred and is continuing, the purchase by the Company of validly tendered Notes is not subject to any conditions other than the purchase being lawful. The Company may not repurchase the Notes if an Event of Default has occurred and is continuing.

If any Notes remain outstanding following expiration of the Offer, the Company will become obligated to purchase any then-remaining Notes, at the option of the holders, in whole or in part, on June 1, 2018 and June 1, 2023, respectively, at purchase prices equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, such repurchase date.

2.2.	Repurchase Price.

Under the terms of the Notes, the purchase price for the Notes in the Offer is equal to $1,000 per $1,000 principal amount thereof plus accrued and unpaid interest up to but excluding the Repurchase Date (the “Repurchase Price”). However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date. As a result, we expect there will be no accrued and unpaid interest due as part of the Repurchase Price. The Company will pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn. The Company will accept Notes surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof. If the Paying Agent holds cash sufficient to pay the Repurchase Price of the Notes tendered and not withdrawn on the business day following the Repurchase Date, then (a) such Notes will cease to be outstanding, (b) interest, if any, will cease to accrue on such Notes and (c) the rights of the holders of such Notes will terminate.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of shares of the Company. Accordingly, the Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and shares of the Company before making a decision whether to surrender their Notes for purchase.

None of the Company nor its board of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on that holder’s assessment of current market value of the Notes and the shares of the Company and other relevant factors.

2.3.	Conversion Rights of Notes.

The Notes are convertible in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes. The Notes are convertible under the following circumstances:

•

during any calendar quarter commencing after June 30, 2008, and only during such calendar quarter, if for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, the last reported sale price per share of the Company is more than 130% of the conversion price for the Notes on the last trading day of such preceding calendar quarter;

•

prior to the stated maturity, during the five consecutive business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of Notes was equal to or less than 97% of the conversion value of the Notes on each such day;

•	during specified periods upon the occurrence of specified distributions to holders of shares of the Company or specified corporate transactions;

•	if the Notes have been called for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or

•	at any time on or after March 31, 2028 until the close of business on the business day immediately preceding the stated maturity of the Notes.

As of May 2, 2013, these conditions had not been satisfied.

As of May 2, 2013, the conversion rate of the Notes was 9.9936, equivalent to a conversion price per share of approximately $100.06. This conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur on or before June 1, 2013, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes. Any Note as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn before the expiration of the Offer, as described in Section 4 below.

2.4.	Market for the Notes and the Shares of the Company.

There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. The Notes have been deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Although the Notes are not currently convertible, the Notes are convertible in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes. As of May 2, 2013, the conversion rate of the Notes was 9.9936, equivalent to a conversion price per share of approximately $100.06. This conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur on or before June 1, 2013, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

The Company’s shares are listed on the NASDAQ Global Select Market under the symbol “CRZO.” The following table presents the range of high and low quarterly sales prices of the Company’s shares on the NASDAQ Global Select Market since January 1, 2011.

	Price
	High	Low
2011
First Quarter	$39.34	$28.71
Second Quarter	42.72	32.47
Third Quarter	44.71	20.95
Fourth Quarter	30.00	18.02
2012
First Quarter	$31.62	$22.79
Second Quarter	31.32	19.04
Third Quarter	29.50	22.09
Fourth Quarter	27.30	19.47
2013
First Quarter	$27.33	$19.49
Second Quarter (through May 2, 2013)	27.30	19.47

On May 2, 2013, the last reported sales price of shares of the Company on the NASDAQ Global Select Market was $25.15 per share. As of May 1, 2013, there were 40,385,285 shares outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the shares of the Company before making any decision to surrender your Notes pursuant to the Offer.

2.5.	Redemption.

After the tenth business day after the Repurchase Date, the Company may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest up to but excluding the redemption date.

2.6.	Fundamental Change.

A holder may require the Company to repurchase for cash his or her Notes if there is a Fundamental Change (as defined in the Indenture) at a purchase price equal to the principal amount plus accrued and unpaid interest up to but excluding the Fundamental Change Purchase Date (as defined in the Indenture).

2.7.	Ranking.

The Notes are unsecured, unsubordinated debt of the Company. The Notes rank equal in right of payment with all of the Company’s existing and future unsecured, unsubordinated debt. The guarantee of the Notes is the general unsecured obligation of the Guarantors and ranks equally with all existing and future unsecured and unsubordinated debt of the Guarantors. The Notes are effectively subordinated to all secured indebtedness of the Company and the Guarantors (including all borrowings under the Company’s senior secured revolving credit facility) to the extent of the value of the collateral securing such indebtedness and to all existing and future indebtedness and other liabilities of the Company’s subsidiaries that do not guarantee the Notes.

3.	Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.

Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender and do not withdraw the Notes before the expiration of the Offer. Only registered holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the terms of the Notes.

3.1.	Method of Delivery.

The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of June 1, 2013 to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on June 1, 2013.

3.2.	Repurchase Notice.

The Indenture requires that the Repurchase Notice contain:

•

the certificate number of the Notes in certificated form being delivered for purchase (provided, that if the Notes are in the form of a Global Security (as defined in the Indenture), then a beneficial owner of a Note shall comply with the procedures of DTC applicable to the repurchase of a Global Security);

•	the portion of the principal amount of Notes to be repurchased, which portion must be in principal amounts of $1,000 or integral multiples thereof; and

•

a statement that the Notes are to be purchased by the Company as of the Repurchase Date pursuant to the terms and conditions specified under the caption “Repurchase by the Company at the Option of the Holder” of the Notes and in the Indenture.

3.3.	Delivery of Notes.

Notes in Certificated Form. To receive the Repurchase Price, holders of Notes in certificated form must deliver to the Paying Agent the Notes to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, before 5:00 p.m., New York City time, on June 1, 2013.

Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the holder’s behalf.

Notes in Global Form. A holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes before the expiration of the Offer; and

•	electronically transmitting his or her acceptance through ATOP, subject to the terms and procedures of that system.

In surrendering through ATOP, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Repurchase Notice.

Notes and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4.	Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time before the expiration of the Offer. In order to withdraw Notes, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying:

•

the certificate number of the withdrawn Notes (provided that if the Notes are in the form of a Global Security (as defined in the Indenture), then a beneficial owner of the Notes shall comply with the procedures of DTC applicable to the withdrawal of a Repurchase Notice);

•	the principal amount of the Notes with respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Notes which remains subject to the original Repurchase Notice and which have been or will be delivered for purchase by the Company.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), unless such Notes have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer. Notes withdrawn from the Offer may be resurrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5.	Payment for Surrendered Notes.

The Company will forward to the Paying Agent, before 11:00 a.m., New York City time, on June 3, 2013, the appropriate amount of cash required to pay the Repurchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of June 3, 2013 and the time of surrender of such Notes to the Paying Agent. Each holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by the Company through the DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Repurchase Price promptly after such distribution.

The total amount of funds required by the Company to purchase all of the Notes is approximately $73.8 million (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, the Company intends to use borrowings under its revolving credit facility to pay the Repurchase Price.

6.	Notes Acquired.

Any Notes that are purchased by the Company pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.	Plans or Proposals of the Company.

Except as described or incorporated by reference in this document, the Company presently has no plans that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving any of its subsidiaries;

(2) any repurchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer of the Company;

(5) any other material change in the Company’s corporate structure or business;

(6) any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10) any changes in the Company’s articles of incorporation or bylaws or its other governing instruments or other actions that could impede the acquisition of control of the Company.

8.	Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.

To the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the Repurchase Date, neither the Company, nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company, as of May 2, 2013, is attached to this Company Notice as Annex A.

9.	Purchases of Notes by the Company and its Affiliates.

Each of the Company and its affiliates, including their respective executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the Repurchase Date. Following that time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price to be paid pursuant to the Offer. Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of the shares of the Company, our business and financial position and general economic and market conditions.

On or after the tenth business day after the Repurchase Date, the Company may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date.

10.	Material United States Federal Income Tax Considerations.

The following discussion is a summary of the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Offer. This discussion does not purport to be a complete analysis of all potential tax consequences of the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings, other administrative guidance and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. This summary applies only to holders who hold Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances, nor does it purport to deal with persons subject to special treatment under U.S. federal income tax law, such as banks, financial institutions, insurance companies, regulated investment companies, retirement plans, tax exempt investors, dealers in securities and currencies, U.S. expatriates or former long-term residents, persons holding Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, S corporations and other pass-through entities (including partnerships), traders in securities who elect the mark-to-market method of accounting for their securities, holders that are subject to the alternative minimum tax provisions of the Code, personal holding companies, and real estate investment trusts. Further, this discussion does not address the consequences under U.S. tax laws (other than U.S. federal income tax laws) or the laws of any U.S. state or locality or any foreign jurisdiction. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships that are beneficial owners of Notes should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Notes pursuant to the Offer.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES TO YOU OF SURRENDERING NOTES FOR PURCHASE PURSUANT TO THE OFFER. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF SURRENDERING NOTES FOR PURCHASE PURSUANT TO THE OFFER IN LIGHT OF YOUR OWN SITUATION.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that is taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. As used herein, the term “Non-U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation (or other entity that is taxable as a corporation for U.S. federal income tax purposes), estate or trust and that is not a U.S. Holder.

U.S. Holders.

Sale of Notes Pursuant to the Offer. A U.S. Holder who receives cash in exchange for Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference between (a) the amount of cash received (less amounts, if any, that are attributable to accrued but unpaid interest, which will be taxed as ordinary interest income if such interest has not been previously included in income) and (b) the U.S. Holder’s adjusted tax basis in the Notes surrendered. A U.S. Holder’s adjusted tax basis in the Notes will generally equal the U.S. Holder’s cost of the Notes increased by any accrued market discount that was previously included in income, or will be included in income this year, by such U.S. Holder with respect to such Notes and reduced by the amount of any amortizable bond premium previously deducted by the U.S. Holder with respect to such Notes. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder who acquired Notes after their original issuance at a market discount generally will be required to treat any gain recognized upon the purchase of its Notes pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” equals the excess, if any, of the stated redemption price at a maturity of the Notes over the U.S. Holder’s initial tax basis in the Notes. U.S. Holders are urged to consult their tax advisors regarding the portion of any gain that would be taxable as ordinary income under the market discount rules.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to the amount paid to a U.S. Holder in consideration for the surrender of a Note pursuant to the Offer, unless the U.S. Holder is an exempt recipient (such as a corporation) and, if requested, certifies as to that status. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Notes for purchase will generally also be subject to backup withholding on that payment unless such holder (i) is an exempt recipient and, when required, establishes this fact or (ii) provides a Taxpayer Identification Number (Employer Identification Number or Social Security Number) and satisfies certain certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Non-U.S. Holders.

Sale of Notes Pursuant to the Offer. A Non-U.S. Holder who receives cash in exchange for Notes pursuant to the Offer will recognize gain or loss equal to the difference between (a) the amount of cash received (less amounts, if any, that are attributable to accrued but unpaid interest, the treatment of which is described under “—Amounts Attributable to Interest” below) and (b) the Non-U.S. Holder’s adjusted tax basis in the Notes surrendered. Subject to the discussion of information reporting and backup withholding below, any gain recognized by a Non-U.S. Holder on the surrender of Notes pursuant to the Offer generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and, if a tax treaty applies, is attributable to a permanent establishment in the United States;

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

the Company is, or has been, a “United States real property holding corporation” (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”) (“USRPHC”) during the shorter of the Non-U.S. Holder’s holding period or the five-year period ending on the date of disposition.

If the Non-U.S. Holder is described in the first bullet point above, the holder will generally be subject to U.S. federal income tax on the net gain derived from the disposition of the Notes in substantially the same manner as a U.S. Holder, and if the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax at a rate of 30% (or, if applicable, a lower treaty rate).

If a Non-U.S. Holder is an individual described in the second bullet point above, such Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the disposition of the Notes (or a lower rate under an applicable income tax treaty), which may be offset by certain U.S. source capital losses, even though such Non-U.S. Holder is not considered a resident of the United States.

With respect to the third bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC. However, as long as our common stock is “regularly traded on an established securities market” within the meaning of the applicable U.S. Treasury regulations (which, although not free from doubt, we believe to be the case), a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized from the disposition of the Notes by such Non-U.S. Holder pursuant to the Offer solely because of our status as a USRPHC unless (a) the Notes are “regularly traded on an established securities market” and the Non-U.S. Holder has owned, actually or constructively, more than 5% of the Notes at any time during the period described in the third bullet point above (the “Regularly Traded Test”) or (b) the Notes are not “regularly traded on an established securities market” and the Non-U.S. Holder owns, actually or constructively, Notes that had, on the last date that the Non-U.S. Holder acquired any portion of the Notes, a fair market value greater than the fair market value on that date of 5% of our outstanding shares of common stock (the “5% Test”).

Although not free from doubt, we do not believe that that the Notes are “regularly traded on an established securities trading market” within the meaning of the applicable U.S. Treasury regulations. Accordingly, if a Non-U.S. Holder satisfies the 5% Test, any gain on the surrender of the Notes by such Non-U.S. Holder pursuant to the Offer will generally be subject to U.S. federal income tax at rates generally applicable to U.S. taxpayers (as though the gain were effectively connected to such Non-U.S. Holder’s conduct of a U.S. trade or business), and the proceeds from the surrender of the Notes by such Non-U.S. Holder may be subject to a 10% withholding tax. Any amount so withheld may be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite information is properly and timely provided to the IRS.

If, contrary to our belief, the Notes are considered to be “regularly traded on an established securities market,” gain on the sale of the Notes will be subject to U.S. federal income tax if the Non-U.S. Holder satisfies the Regularly Traded Test, even if the Non-U.S. Holder does not satisfy the 5% Test.

The application of the rules relating to interests in a USRPHC to gain recognized on the surrender of the Notes is not entirely clear. Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the surrender of the Notes pursuant to the Offer.

Amounts Attributable to Interest. Subject to the discussion of information reporting and backup withholding below, amounts (if any) received pursuant to the Offer that are attributable to accrued but unpaid interest on a Note held by a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax under the “portfolio interest exemption,” provided that:

•	the interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•

the Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation that is related to us (actually or constructively) through stock ownership and is not a bank that received such Note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

either (1) the Non-U.S. Holder certifies in a statement provided to the applicable withholding agent, under penalties of perjury, that it is not a ‘‘United States person’’ within the meaning of the Code and provides its name and address; (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Notes on behalf of the Non-U.S. Holder certifies to the applicable withholding agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, made under penalties of perjury, that such holder is not a United States person and provides the applicable withholding agent a copy of such statement; or (3) the Non-U.S. Holder holds its Notes directly through a ‘‘qualified intermediary’’ (within the meaning of applicable U.S. Treasury regulations) and certain conditions are satisfied.

If a Non-U.S. Holder does not satisfy the requirements described above, payments of accrued interest (if any) on the Notes generally will be subject to the 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides the applicable withholding agent a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

If interest (if any) on the disposition of the Notes pursuant to the Offer is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment), then, although the Non-U.S. Holder will be exempt from the 30% withholding tax (provided the certification requirements discussed above are satisfied), the Non-U.S. Holder will be subject to U.S. federal income tax on the interest in substantially the same manner as a U.S. Holder, and if the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax at a rate of 30% (or, if applicable, a lower treaty rate).

Information Reporting and Backup Withholding.

Payments to a Non-U.S. Holder in consideration for the surrender of Notes pursuant to the Offer made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption. Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary. However, the applicable withholding agent may be required to report to the IRS and to the Non-U.S. Holder the amount of, and the tax withheld with respect to, any interest paid to a Non-U.S. Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Non-U.S. Holders should consult their own tax advisors regarding the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to the Offer.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Unearned Income Medicare Contribution Tax.

An additional 3.8% tax will be imposed on all or a portion of the “net investment income” of certain U.S. citizens and resident aliens and the undistributed “net investment income” of certain estates and trusts (the “Medicare tax”). Among other items, “net investment income” generally includes interest and certain net gain from the disposition of property (which may include the Notes), less certain deductions. Holders that are U.S. citizens, resident aliens, estates, or trusts that dispose of their Notes pursuant to the Offer are urged to consult their own tax advisors regarding the applicability of the Medicare tax.

11.	Additional Information.

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information the Company files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about the Company at the offices of the NASDAQ Stock Market, which are located at 1735 K Street N.W., Washington, D.C. 20006.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about the Company and its financial condition:

•	Carrizo Oil & Gas, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 28, 2013, is incorporated herein by reference;

•	Carrizo Oil & Gas, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013 (Item 8.01 only) is incorporated herein by reference;

•

The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008 to the prospectus dated May 21, 2008 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein; and

•	The description of Carrizo Oil & Gas, Inc.’s capital stock contained in Carrizo Oil & Gas, Inc.’s Current Report on Form 8-K filed with the SEC on December 9, 2010.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12.	No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. Wells Fargo Bank, National Association, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

13.	Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.

14.	Conflicts.

In the event of any conflict between this Company Notice and the accompanying Repurchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

CARRIZO OIL & GAS, INC.

May 3, 2013

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of the Company’s executive officers and directors as of May 2, 2013. The address of each such person is c/o Carrizo Oil & Gas, Inc., 500 Dallas Street, Suite 2300, Houston, Texas 77002.

Name	Title
S.P. Johnson, IV	President, Chief Executive Officer and Director
J. Bradley Fisher	Vice President and Chief Operating Officer
Paul F. Boling	Chief Financial Officer, Vice President, Secretary and Treasurer
David L. Pitts	Vice President and Chief Accounting Officer
Gregory E. Evans	Vice President of Exploration
Richard H. Smith	Vice President of Land
Steven A. Webster	Chairman of the Board
Thomas L. Carter, Jr.	Director
Robert F. Fulton	Director
F. Gardner Parker	Director
Roger A. Ramsey	Director
Frank A. Wojtek	Director